                News

Sequans Communications S.A. Announces Exercise and Closing
of Over-Allotment Option

Paris, France – April 1, 2022 – Sequans Communications S.A. (NYSE: SQNS) today announced that the underwriters of its previously announced public offering American Depositary Shares (ADS) have fully exercised their option to purchase up to 1,000,000 additional ADS, representing 4,000,000 ordinary shares. Including these additional 1,000,000 ADS, Sequans’ recent offering totaled 7,666,667 ADS at a price to the public of $3.00 per ADS. The sale of these additional ADS closed on April 1, 2022. Including the proceeds from the sale of these additional shares, the aggregate net proceeds to the Company from the public offering, after deducting underwriting discounts and commissions and estimated offering expenses, are approximately $20.9 million.

B. Riley Securities is acting as sole bookrunner for the offering. Roth Capital Partners is acting as lead manager for the offering.

The ADSs described above are being offered by Sequans pursuant to a shelf registration statement on Form F-3 (File No. 333-250122), including a base prospectus, previously filed with, and subsequently declared effective, by the SEC on November 24, 2020. The ADSs may be offered only by means of a prospectus. A preliminary prospectus supplement and accompanying base prospectus relating to the offering was filed with the SEC on March 10, 2022, and a final prospectus supplement and accompanying base prospectus relating to the offering was filed with the SEC on March 11, 2022 and is available on the SEC’s website at www.sec.gov. Copies of the final prospectus supplement and accompanying base prospectus relating to this offering may also be obtained by contacting B. Riley Securities, Inc., Attention: Prospectus Department, 1300 17th St. North, Ste. 1300, Arlington, VA 22209, or by email at prospectuses@brileyfin.com, or by telephone at (703) 312-9580. Before you invest, you should read the final prospectus supplement and the accompanying base prospectus and other documents Sequans has filed or will file with the SEC for more complete information about Sequans and the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Sequans Communications

Sequans Communications S.A. (NYSE: SQNS) is a leading developer and provider of 5G and 4G chips and modules for IoT devices. For 5G/4G massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability. For 5G/4G broadband and critical IoT applications, Sequans offers a product portfolio based on its Cassiopeia 4G Cat 4/Cat 6 and high-end Taurus 5G chip platforms, optimized for low-cost residential, enterprise, and industrial applications. Founded in 2003, Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Finland, Taiwan, South Korea, and China.

Disclaimer

This press release is for information purposes only and does not, and shall not, in any circumstances, constitute a public offering by Sequans, nor a solicitation of an offer to subscribe for securities in any jurisdiction outside the United States, including France. No prospectus (including any amendment, supplement or replacement thereto) or any other offering material that has been prepared in connection with the offering of the ADSs has been submitted for clearance to, or approval by, the Autorité des marchés financiers or the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no ADSs have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the prospectus and any other offering material relating to the ADSs have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to qualified investors (investisseurs qualifiés) and/or a restricted circle of investors (cercle restreint d’investisseurs), in each case, acting for their own account, all as defined in Article 2 of Regulation (EU) No. 2017/1129 of June 14, 2017, and in Articles L. 411-2, D. 411-4, D.744-1, D.754-1 and D. 764-1 of the French Code monétaire et financier. The direct or indirect distribution to the public in France of any so acquired ADSs may be made only as provided for in Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier and applicable regulations thereunder. This communication does not constitute an offer or invitation to subscribe for or to purchase any of the ADSs and neither this communication nor anything herein shall form the basis of any contract or commitment whatsoever. Any contact with potential qualified investors in France does not and will not constitute financial and banking solicitation (démarchage bancaire et financier) as set forth in Articles L. 341-1 and seq. of the French Code monétaire et financier.